Exhibit 12

NTL Incorporated (formerly NTL Communications Corp.)
Computation of Ratio of Earnings to Fixed Charges

		Year Ended December 31,
	Three Months Ended
	March 31, 2003	2002(1)	2001	2000	1999	1998

Fixed charges:
Interest and amortization of debt expense	$180.0	$857.9	$1,337.9	$1,015.2	$737.9	$366.8
Interest portion of rental expense	7.0	46.7	24.8	15.4	9.2	9.8

Fixed charges	187.0	904.6	1,362.7	1,030.6	747.1	376.6
Preferred stock dividend requirement	—	—	—	—	13.1	18.8

Combined fixed charges and preferred stock dividend requirement	$187.0	$904.6	$1,362.7	$1,030.6	$760.2	$395.4

Earnings:
(Loss) from operations	$(238.2)	$(2,401.5)	$(11,718.9)	$(2,468.0)	$(743.4)	$(507.2)
Fixed charges	187.0	904.6	1,362.7	1,030.6	747.1	376.6
Less: Capitalized interest	(3.5)	(46.3)	(67.7)	(95.1)	(41.8)	(27.8)

	$(54.7)	$(1,543.2)	$(10,423.9)	$(1,532.5)	$(38.1)	$(158.4)

Ratio of Earnings to Fixed Charges(2)	—	—	—	—	—	—

The ratio of earnings to fixed charges and combined fixed charges and preferred stock dividends is not meaningful for the periods that result in a deficit.

(1)  In accordance with SOP 90-7, the Company discontinued accruing interest on certain of its debt. For the year ended December 31, 2002, contractual interest was $1,425.4 million, which was $645.2 million in excess of reported interest expense.

(2)  For the three months ended March 31, 2003 and for the years ended December 31, 2002, 2001, 2000, 1999 and 1998, the deficit of earnings to fixed charges was $241.7 million, $2,447.8 million, $11,786.6 million, $2,563.1 million, $785.2 million and $535.0 million, respectively. For the years ended December 31, 1999, 1998 and 1997, the deficit of earnings to combined fixed charges and preferred stock dividends was $798.3 million, $553.8 million and $362.9 million, respectively.